September 28, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0309

Attn.:  Michael F. Johnson, Staff Attorney

RE:          BIO-key International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 1, 2009 (File No. 001-13463)

Ladies and Gentlemen:

On behalf of our client, BIO-key International, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 15, 2009 (the “Comment Letter”) to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-13463), which was filed with the Commission on September 1, 2009 (the “Proxy Statement”).

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized in the Comment Letter.  For ease of reference, the Staff’s comments are set forth below in bold, followed by the Company’s responses.  Pursuant to the Staff’s request included in the Comment Letter, the Company has also filed an amended Preliminary Proxy Statement on Schedule 14A (the “Amendment”) on the date hereof, which reflects the changes discussed below.

Questions and Answers About the Asset Sale and the Special Meeting

Why am I receiving this proxy statement? page 7

1.                                      You state that you intend to use the sale proceeds to redeem your convertible preferred stock and for general working capital purposes.  Please clarify here, and elsewhere as applicable, whether you intend to use

Two International Place | Boston MA 02110 | t 617-248-5000 | f 617-248-4000 | choate.com

the proceeds to repay the remainder of the $2,164,922 liability to Longview Special Finance, Inc. and Longview Fund, L.P., and to redeem the convertible preferred shares currently held by The Shaar Fund, Ltd.

In response to this comment, the Company has included additional language where applicable in the Amendment to clarify that following the completion of the Asset Sale, the Company intends to use the sale proceeds (i) to pay the remainder of its outstanding liability (equal to $1,082,461 plus accrued and unpaid interest) to Longview Special Finance, Inc. and Longview Fund, L.P., (ii) to pay the outstanding amount due under its unsecured promissory note issued to The Shaar Fund, Ltd. (equal to $1,000,000 plus accrued and unpaid interest), (iii) to redeem all outstanding shares of its Series B and C Convertible Preferred Stock, portions of which are currently held by The Shaar Fund, Ltd., and (iv) for general working capital purposes.

Why did BlO-key enter into the Asset Purchase Agreement? page 7

2.                                      You state that after “due consideration of all other alternatives reasonably available to BIO-key, the BIO-key board of directors concluded that the completion of the Asset Sale was the best available alternative reasonably likely to enable BIO-key to satisfy its outstanding liabilities and obligations and to maximize value to its stockholders.”  Please consider expanding your discussion here, and elsewhere as applicable, to provide a brief description of the “other alternatives” available to BIO-key that were considered by BIO-key’s board of directors and the reasons for rejecting these alternatives.

In response to this comment, the Company has included additional language in the Amendment to clarify that those other alternatives included a private placement of securities or the issuance of non-convertible debt and that those alternatives were ultimately rejected by the BIO-key board because they would have required significant ongoing dividend or interest obligations.

Do BIO-key’s directors and officers have any interest in the Asset Sale? page 9

3.                                      We note that Mr. Souza may be entitled to payments under his employment agreement as a result of the asset sale.  Please revise your filing to quantify the payments Mr. Souza will receive should the asset sale be consummated and his employment with BIO-key terminated.

Mr. Souza will not receive any payment under his employment agreement with the Company as a result of the Asset Sale.  The Company has revised the Proxy Statement to clarify that InterAct has agreed to assume the Company’s obligations to Mr. Souza under that employment agreement following the Asset Sale and it is anticipated that Mr. Souza will become an employee of InterAct.

Cautionary Statements Regarding Forward-Looking Statements, page 20

4.                                      We note your statement that your proxy statement, and the documents to which you refer in the proxy statement, contain forward-looking statements “within the meaning of the Private Securities Litigation Reform Act of 1995.”  Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward-looking statements does not apply to statements made by issuers of penny stock.  Please either delete any references to the safe harbors provided by the Litigation Reform Act or make clear, each time you refer to the safe harbors provided by Litigation Reform Act, that the safe harbor does not apply to issuers of penny stock.

The Company has deleted all references in the Proxy Statement to the safe harbors provisions of the Litigation Reform Act.

Effects of the Asset Sale, page 30

5.                                      Please expand the discussion regarding your continuing business, i.e., advanced fingerprint identification biometric technology and software solutions, to provide a more detailed textual discussion of the assets and liabilities being retained.  Discuss how management plans to conduct business following the asset sale and provide a balanced discussion of management’s views as to not only the opportunities afforded by, but also the challenges with respect to, the retained business activities. Refer to Item 303 of Regulation S-K in considering the appropriate historical as well as prospective information about the financial performance and business activities of the ongoing business.

In response to this comment, the Company has included additional language in the Amendment regarding its continuing business.  Specifically, the BIO-key board believes, as evidenced by the Company’s recent award by Lockheed Martin to provide its fingerprint technology for the FBI’s Next Generation Identification system, that its biometrics solutions have gained market acceptance and that this sector presents significant opportunities for growth.  Nevertheless, the overall size of the biometrics market remains uncertain and BIO-key will continue to face challenges from a variety of competitors including those with greater resources than BIO-key.  See Risk Factors Relating to BIO-key beginning on page 14 of the Amendment.

Proposal One — Asset Sale

Consideration to be received, page 32

6.                                      We note your statement that you intend to use the sale proceeds to redeem your convertible preferred stock and for general working capital purposes.  However, elsewhere in your filing you indicate that your shareholders will receive consideration in connection with the asset sale.  Please address the consideration to be received by shareholders in the forepart of the document, such as in the summary term sheet.  If they will not receive any consideration, please include a clear statement to this effect.

In response to this comment, the Company has included a clear statement on page 33 of the Amendment indicating that the Company’s stockholders will not directly receive any of the proceeds of the Asset Sale.

Representations and Warranties, page 33

7.                                      We note your disclosure on page 33 that the representations and warranties may have been modified by the confidential disclosure schedules delivered separately from the asset purchase agreement. General disclaimers regarding the accuracy and completeness of disclosure are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

In response to this comment, the Company has deleted the disclaimer language included on page 33 of the Amendment.

8.                                      The third sentence under “Representations and Warranties” states that the representations and warranties of each of BlO-key and InterAct have been made solely for the benefit of the party or parties to which they have been made, and “should not be relied upon by any other person.”  Inclusion of representations and warranties in the asset purchase agreement, which has been filed with the Commission, constitutes disclosure to investors.  To the extent that you are aware of additional material facts that contradict or qualify the disclosure of the original representation, you must disclose them.  See Release 34-51283.  Please delete the phrase suggesting that shareholders should not rely on this information.

In response to this comment, the Company has deleted the phrase suggesting that shareholders should not rely on this information.

9.                                      Cautionary language should be limited to statements of fact.  In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the asset purchase agreement:

•                  Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement — but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted; and

•                  May have changed after the date of the merger agreement — but you will not tell investors what, if anything, has changed.

The intent and the effect of the language used in the second and fourth sentences of the first paragraph under “Representations and Warranties” is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an appendix to your proxy statement.  Either specifically identify which representations and warranties are subject to this language or delete this language.

In response to this comment, the Company has deleted the language identified by the Staff.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

10.                               Revise your filing to include your financial statements and the unaudited financial statements of the business being disposed of, i.e., the Law Enforcement Division.  See Section H Question 6 of the Division of Corporation Finance’s July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

The Company has revised the Proxy Statement to include its financial statements and the unaudited financial statements of the Law Enforcement Division.

11.                               Please tell us how you considered including the financial information for InterAct.  In this regard, we note that BIO-key will receive a promissory note in the original principal mount of $4,000,000 issued by InterAct, guaranteed by InterAct911 Corporation and one of its owners SilkRoad Equity, LLC.  Refer to Item 14(c)(1) of Schedule 14A.

In accordance with Instruction 3 to Item 14 of Schedule 14A, the Company does not believe that any financial information for InterAct is required to be included in the Proxy Statement under Item 14(c)(1) because the Company does not believe that any such information is material to an informed voting decision.  InterAct was formed for the sole purpose of acquiring the assets of the Company’s Law Enforcement division.  It has no previous operating history and no historical financial statements.  Moreover, the Company believes that InterAct will have sufficient funds available to it when necessary in order to complete the Asset Sale transaction.  That belief is supported by the representation and warranty made by InterAct to the Company in the Asset Purchase Agreement governing the Asset Sale that InterAct has access to sufficient cash to enable it to consummate the transactions contemplated by that agreement (including performing its obligations under the $4,000,000 promissory note to be issued by InterAct at the closing).  In addition, the Company believes that the intellectual property assets that secure the promissory note, when coupled with the guarantees, provide the Company with sufficient security for repayment of that note.

*  *  *  *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4020 or Brian J. Carr at (617) 248-4028.  Thank you.

Very truly yours,

/s/ Charles J. Johnson

Charles J. Johnson

cc:                                 Maryse Mills-Apenteng (at SEC)

Thomas J. Colatosti